Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934

I, William E. Andrew, certify that:

1.	I have reviewed this annual report on Form 40-F of Penn West Energy Trust; and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: September 15, 2009

/s/ William E. Andrew William E. Andrew Chief Executive Officer of Penn West Petroleum Ltd.